SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 8, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date     November 8, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO ANNOUNCES FINAL EXCHANGE OFFER SPREADS

(Helsinki, Finland, November 8, 2004) – Metso Corporation (NYSE: MX; OMX: MEO) announces the final Exchange Spread and the final New Issue Spread in its offer to exchange any and all of its EUR 500mn 6.25 per cent Notes due 2006 (the ‘Existing Notes’), for Euro denominated Fixed Rate Notes due 2011 (the ‘New Notes’) (the “Exchange Offer”). The New Notes will be issued off the Company’s Euro Medium Term Note Programme (the ‘Programme’).

		Final Exchange
Existing Notes	Reference Rate	Spread
EUR 500mn 6.25% due	OBL 4.5% due 18 August	0.55%
11 Dec., 2006 (of which	2006
EUR 412 mn is outstanding)	(ISIN: DE0001141380)
		Final New Issue
New Notes	Reference Rate	Spread
EUR denominated Fixed	7-year Mid-Swap Rate	1.65%
Rate Notes due 2011

The Exchange Offer is conditional on valid acceptances being received from holders of Existing Notes representing, in aggregate, a minimum of EUR 175mn of the aggregate principal amount of the Existing Notes. Metso may issue on the Settlement Date additional notes (the ‘Additional Notes’) off the Programme, which shall be fungible with the New Notes and for which an application will be made for listing on the Luxembourg Stock Exchange. The sum of the Additional Notes and the New Notes will be targeted to a size of EUR 250mn.

The Exchange Offer will remain open until 15.00 (CET), 11 November 2004 and will be priced at 13.00 (CET), 12 November 2004. The settlement date is expected on 19 November 2004.

All information, as well as a full description of the conditions of the Exchange Offer is more fully described in the Exchange Offer Memorandum which is available from any of the Dealer Managers, Exchange Agent or the Luxembourg Exchange Agent.

Deutsche Bank and Merrill Lynch are acting as Dealer Managers in relation to the Exchange Offer. Citibank, Nordea and Skandinaviska Enskilda Banken are acting as Co-Dealer Managers. Citibank is acting as Exchange Agent and Dexia Banque is acting as Luxembourg Exchange Agent.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information:
Pekka Hölttä, Senior Vice President, Corporate Treasurer, Metso Corporation, tel. +358 204 84 3195

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

Further details on the transactions can be obtained from:
Dealer Managers:

Deutsche Bank AG London	Merrill Lynch International
Liability Management Group	Liability Management Group
Tel: +44(0)20 7545 8011	Tel: +44(0)20 7995 3715

Exchange Agent:
Exchange Agent	Luxembourg Exchange Agent
Citibank, N.A.	Dexia Banque Internatinale à
Tel: +44(0)20 7508 3867	Luxembourg
exchange.gats@citigroup.com	Tel: +352 4590 1

This announcement is not for distribution in the US, Italy, Spain, Canada, Australia or Japan. The Exchange Offer is restricted by the laws of the US, Spain, Italy, France, the United Kingdom, Belgium and Germany, as described below.

This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the solicitation of offers to sell are sought by this press release. The Exchange Offer is not made to, and any offers will not be accepted from, or on behalf of, holders of Existing Notes in any jurisdiction in which the making of the Exchange Offer will not be in compliance with the laws or regulations of such jurisdiction.

OFFER RESTRICTIONS

Neither this Announcement nor the Exchange Offer Memorandum constitutes an invitation to participate in the Exchange Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this Announcement or the Exchange Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this Announcement or the Exchange Offer Memorandum come are required by each of the Company, the Dealer Managers and the Exchange Agents to inform themselves about, and to observe, any such restrictions.

United States. The Exchange Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This Announcement, the Exchange Offer Memorandum and any related offering documents may not be sent or given to a person in the United States of America. Each holder of Existing Notes participating in this Exchange Offer will represent that it is not located in the United States of America and is not a U.S. Person (within the meaning of Regulation S of the Securities Act) and is not giving an order to participate in the Exchange Offer from the United States of America or on behalf of a U.S. Person.

Spain. The Exchange Offer is not available to any resident of Spain. Accordingly, residents of Spain may not submit for exchange the Existing Notes in the Exchange Offer nor may the New Notes be offered, sold or delivered in Spain and neither may this Announcement nor any other offering material relating to the Exchange Offer, the Existing Notes or the New Notes be distributed or made available in Spain.

Italy. The Exchange Offer is not being made in the Republic of Italy and has not been submitted to the clearance procedure of Commissione Nazionale per le Società e la Borsa (CONSOB) or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, holders of Existing Notes are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the Exchange Offer is not available to them and they may not submit for exchange the Existing Notes in the Exchange Offer nor may the New Notes be offered, sold or delivered in the Republic of Italy and, as such, any acceptances received from such persons shall be ineffective and void, and neither may this Announcement nor any other offering material relating to the Exchange Offer, the Existing Notes or the New Notes be distributed or made available in the Republic of Italy.

This press release does not constitute a public offer or solicitation (“démarchage”) under French laws and regulations, in the Republic of France.

There are selling restrictions on the Exchange Offer in the United Kingdom, Belgium and Germany

This Announcement or any other offering material relating to the Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes and/or New Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither the delivery of this Announcement or any other offering material relating to the Exchange Offer nor any purchase of Existing Notes shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information or that there has been no change in the information set out in it or in the affairs of the Company since the date of the Exchange Offer Memorandum.